                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-7505                                                              July 31, 2001
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2. State identification Number:  N/A
   ----------------------------------------------------------------------------------------------------------------------------
     AL                  AK                  AZ                  AR                  CA                  CO
   ----------------------------------------------------------------------------------------------------------------------------
     CT                  DE                  DC                  FL                  GA                  HI
   ----------------------------------------------------------------------------------------------------------------------------
     ID                  IL                  IN                  IA                  KS                  KY
   ----------------------------------------------------------------------------------------------------------------------------
     LA                  ME                  MD                  MA                  MI                  MN
   ----------------------------------------------------------------------------------------------------------------------------
     MS                  MO                  MT                  NE                  NV                  NH
   ----------------------------------------------------------------------------------------------------------------------------
     NJ                  NM                  NY                  NC                  ND                  OH
   ----------------------------------------------------------------------------------------------------------------------------
     OK                  OR                  PA                  RI                  SC                  SD
   ----------------------------------------------------------------------------------------------------------------------------
     TN                  TX                  UT                  VT                  VA                  WA
   ----------------------------------------------------------------------------------------------------------------------------
     WV                  WI                  WY                  PUERTO RICO
   ----------------------------------------------------------------------------------------------------------------------------
     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      American Independence Funds Trust
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4. Address of principal executive office (number, street, city, state, zip code):

     Steven D. Pierce,  BISYS Fund Services, 3435 Stelzer Rd, Columbus, Ohio 43219-8001
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

                        AMERICAN INDEPENDENCE FUNDS TRUST
                                3435 STELZER ROAD
                              COLUMBUS, OHIO 43219

October 22, 2001


    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


We, as members of management of the American Independence Funds Trust (the Funds), and responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2001 and for the period from May 31, 2001 (date of the last independent examination) through July 31, 2001, with respect to securities reflected in the investment accounts of the Funds.

Sincerely,

/s/ Steven D. Pierce

Steven D. Pierce
Treasurer

To the Board of Trustees of the
American Independence Funds Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding compliance with Certain Provisions of the Investment Company Act of 1940 (the Act), that the American Independence Funds Trust, comprising the Money Market Fund, Short-Term Bond Fund, Intermediate Bond Fund, Stock Fund, and Kansas Tax-Exempt Bond Fund (the Funds), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Act as of July 31, 2001. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2001, and with respect to agreement of security purchases and sales, for the period from May 31, 2001 (the date of the last examination) through July 31, 2001:

     1. Confirmation of all securities held as of July 31, 2001 in book entry form by the Bank of New York and the Federal Reserve Bank of Kansas City, without prior notice to management;

     2. Verification of all securities purchased/sold but not received/delivered and securities in transit via examination of underlying trade ticket or broker confirmation;

     3. Reconciliation of all such securities to the books and records of the Funds and INTRUST Bank, N.A. (INTRUST);

     4. Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with INTRUST's records; and

     5. Agreement of selected security purchases and sales since May 31, 2001 from the books and records of the Funds to broker confirmations or trade tickets.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2001, and for the period from May 31, 2001 through July 31, 2001, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
October 22, 2001

                        AMERICAN INDEPENDENCE FUNDS TRUST
                                3435 STELZER ROAD
                              COLUMBUS, OHIO 43219

October 22, 2001

KPMG LLP
191 W. Nationwide Blvd.
Suite 500
Columbus, Ohio 43215

Ladies and Gentlemen:

We are writing at your request to confirm our understanding that your examination of our assertion related to the American Independence Funds Trust (the Funds) compliance with subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940 as of July 31, 2001 and for the period from May 31, 2001 (the date of your last examination) through July 31, 2001, with respect to securities reflected in the investment accounts of the Funds was made for the purpose of expressing an opinion as to whether our assertion is fairly presented in all material respects. In connection with your examination, we confirm, to the best of our knowledge and belief, the following representations made to you during the examination:

1. Management has performed an evaluation of the Funds' compliance with subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940.

2. Management believes that, as of July 31, 2001 and for the period from May 31, 2001 through July 31, 2001, the Funds were in compliance with subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940.

Further, we acknowledge management's responsibility for compliance with Rule 17f-2 of the Investment Company Act of 1940.

Sincerely,

/s/ Steven D. Pierce

Steven D. Pierce
Treasurer